

Mail Stop 4628

November 4, 2016

Anthony Bahr
Chief Executive Officer
WildHorse Resource Development Corporation
9805 Katy Freeway, Suite 400
Houston, TX 77024

> **Re:** **WildHorse Resource Development Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 17, 2016**
> **CIK No. 0001681714**

Dear Mr. Bahr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2016 letter.

Prospectus Summary

Corporate Reorganization, page 9

1.   We note your response to prior comment 1 and your statement that the number of shares of your common stock owned by your two principal stockholders will not change based on the implied equity valuation of the company. Please update your disclosure in this section to better explain the methodology pursuant to which the predecessors' equity holdings will be exchanged for your common shares.

Business, page 93

Reserve Data, page 102

2.   Please expand your disclosure to explain why probable and possible reserves information for the period ending December 31, 2015 is not provided in the tabular presentation on page 103. In this regard, we note that Exhibits 99.2 and 99.4 include information for Esquisto relating to probable and possible reserves. It is the staff's view that the information in the reserves report should correlate with the disclosure in the filing. Please either obtain and file a revised reserve report that does not include the information relating to probable and possible reserves, or revise the Registration Statement on Form S-1 to present this optional information in a manner that is consistent with the disclosure requirements under Item 1202(a)(2) of Regulation S-K. To the extent that you provide information relating to probable and possible reserves, such information should be presented in your filing and the corresponding reserves reports relating to both Esquisto and WildHorse.

Narrative Disclosures

Incentive Units

WildHorse Incentive Units, page 132

3.   We note your revised disclosure in this section regarding the exchange incentive units in response to comments 12 and 13. In particular, we note that the incentive units are subject to tiered vesting upon future cumulative cash distributions received by WildHorse Resources II, LLC and that you may recognize non-cash compensation expense within general and administrative expenses which may be material. Please further expand your disclosure in this section to discuss the mechanics of the triggering events for the various tiered units, in light of the registrant's current dividend policy to retain future earnings to finance operations and business development.

4.   We note your revised disclosure in the second paragraph on page 133 regarding the five tiers of the WildHorse Incentive Units and how respective unitholders will be entitled to future distributions only after all of the members that have made capital contributions to WildHorse have received cumulative cash distributions in respect of their membership interests. Please clarify your references to "members" here.

Change in Control Plan, page 137

5.   Please revise your narrative in this section to fully explain what constitutes a change of control under the CIC Plan.

WildHorse Resource Development Corporation

Notes to Unaudited Pro Forma Combined Financial Statements

Supplemental Disclosure of Oil and Natural Gas Operations, page F-12

Standardized Measure of Discounted Future Net Cash Flows, page F-17

6.   The reserves reports relating to WildHorse Resources II, LLC, filed as Exhibits 99.1, 99.3
        and 99.5, respectively, state the "estimated net cost of plugging and the salvage value of
        equipment at abandonment has not been included." Please tell us if the costs associated
        with the abandonment of your proved properties, including the costs related to the proved
        undeveloped locations included in the reserves report, have been omitted as part of the
        development costs used in the calculation of the standardized measure presented on page
        F-18 and elsewhere on page F-48 for WildHorse Resources II, LLC. If such costs have
        been omitted, please tell us why a revision in the calculation of the standardized measure
        is not necessary. In this regard, Exhibits 99.2, 99.4 and 99.6, relating to Esquisto
        Resources, state that such costs are included. Thus, there appears to be an inconsistency
        in the basis relating to the calculation of the standardized measure for the two entities.

        If you require further clarification, please refer to the guidance provided by the Division
        of Corporation Finance to companies engaged in oil and gas producing activities in a
        letter dated February 4, 2004, available on our website at:

        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Exhibit 99.1, Exhibit 99.3, Exhibit 99.5

7.   Please obtain and file a revised reserves report that presents the figures for the average
        realized prices by product type after adjustments for location and quality differentials
        such as transportation, quality, and gravity in addition to the initial benchmark prices for
        the reserves included in the report. This information should be included in the report as
        part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation
        S-K.

Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6

8.   Please obtain and file a revised reserves report that states the purpose for which the report
        was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and
        Exchange Commission. This information should be included in the report pursuant to
        Item 1202(a)(8)(i) of Regulation S-K.

9.   We also note the reserves report refers to additional supplemental information such as
        "composite forecasts … presented by category in Tables I-TP, I-PDP, I-PDNP and I-
        PUD" and an "Appendix" that are not included in the report. Please obtain and file a

revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Douglas E. McWilliams
        Michael S. Telle
        Vinson & Elkins L.L.P.